Law Offices of Thomas E. Puzzo, PLLC
                               4216 NE 70th Street
                            Seattle, Washington 98115
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868


                                  March 8, 2011

VIA EDGAR

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: First American Group Inc. (the "Company")
         Amendment No. 5 to Form S-1 filed March 4, 2011
         File No. 333-171091

Dear Mr. Spirgel:

     Pursuant to the staff's comment letter dated February 24, 2011, on behalf of our client, the Company, we respectfully submit this response to the staff's oral comments.

     Amendment No. 5 to Form S-1 was filed with the Commission via EDGAR on March 8, 2011.

     The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment. Please note that, unless otherwise indicated, the page references below refer to the page numbers of the redlined Amendment No. 5 to the Form S-1.

GENERAL

     1. WE NOTE THAT YOU UPDATED YOUR FINANCIAL STATEMENTS FOR THE QUARTER ENDED DECEMBER 31, 2010. HOWEVER YOUR UPDATE HAS SEVERAL INCORRECT REFERENCES. FOR EXAMPLE ON PAGE F-11 YOU REFER TO STATEMENT OF STOCKHOLDERS' DEFICIT FOR THE PERIOD FROM MARCH 11, 2010 TO SEPTEMBER 30, 2010 RATHER THAN "TO DECEMBER 31, 2010." ON PAGE F-13 YOU LABEL YOUR NOTES TO THE UNAUDITED FINANCIAL STATEMENTS AS SEPTEMBER 30, 2010 VERSUS DECEMBER 31, 2010. IN NOTE 2 ON PAGER F-13 YOU DISCUSS THAT YOU HAD A NET LOSS OF $6,980 FOR THE THREE MONTHS ENDED DECEMBER 31, 2010 WHERE IN FACT THAT IS YOUR NET LOSS FROM MARCH 11, 2010 TO DECEMBER 31, 2010. PLEASE CORRECT THOSE AND ALL SIMILAR ERRORS.

     The Company has complied with this comment. Please see the financial statements for the quarter ended December 31, 2010 on page F-9 to F-13 of Amendment No. 5 to the Form S-1.

     2. WE NOTE YOUR RESPONSE TO THE ORAL COMMENT WE ISSUED ON FEBRUARY 24, 2011 REGARDING THE BASES OF YOUR EXPECTED REVENUES. PLEASE REVISE YOUR DISCLOSURE TO PROVIDE MEANINGFUL AND THOROUGH CAUTIONARY LANGUAGE REGARDING THE RISKS INHERENT IN YOUR REVENUE ASSUMPTIONS AND TO SPECIFICALLY IDENTIFY THE IMPORTANT FACTORS THAT COULD CAUSE YOUR PERFORMANCE TO DIFFER FROM YOUR REVENUE PROJECTIONS. YOUR DISCUSSION SHOULD ALSO ADDRESS THE FACTORS THAT ADVERTISERS GENERALLY LOOK TO IN DECIDING WHETHER TO ADVERTISE ON A WEBSITE, SUCH AS MONTHLY TRAFFIC, UNIQUE VISITORS, TARGETED MARKETING OPPORTUNITIES AND HOW ESTABLISHED THE WEBSITE IS. IN ADDITION, PLEASE MOVE THIS REVISED CAUTIONARY LANGUAGE TO THE PARAGRAPH IMMEDIATELY PRECEDING THE REVENUE TABLE ON PAGE 19 OF THE REGISTRATION STATEMENT.

     The Company has complied with this comment by adding the following paragraph to pages 4 and 19 to Amendment No. 5 to the Form S-1:

          Our revenue estimates are based on current expectations, estimates and projections about our business based primarily on assumptions made by management. In making our revenue projections, we have assumed that we will be able to generate revenues from advertising based on our subjective view that our telephony services and products will be fully developed and that there will be a certain level of customer acceptance and demand for our telephony services and products. Therefore, actual revenue outcomes and results may differ materially from what is expressed or forecasted in our revenue estimates due primarily to factors that advertisers generally look to in deciding whether to advertise on a website. Some of these factors are: (i) monthly traffic and its repeat rate, (ii) the number of unique visitors, (iii) targeted marketing opportunities and demographics (iv) how professionally designed the website is, and (v) how established the website is. We currently do not satisfy any of the aforementioned factors as they relate to our business, and the revenues we actually generate will depend primarily on our success in developing our business plan, and more specifically, our ability to attract potential advertisers based on potential advertisers' views about the quality of our business based on these factors.

     Please contact the undersigned if you have further comments or questions.

                                         Very truly yours,


                                         /s/ Thomas E. Puzzo
                                         ------------------------------
                                         Thomas E. Puzzo